

November 16, 2010

Leong Siak Hung
Chief Executive Officer
Asia Entertainment & Resources Ltd.
Unit 1004, East Town Building
16 Fenwick Street
Wanchai, Hong Kong

> **Re: Asia Entertainment & Resources Ltd.**
> **Post-Effective Amendment No. 2 to**
> **Registration Statement on Form F-1**
> **Filed October 20, 2010**
> **File No. 333-166860**

Dear Mr. Leong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise as to whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Inside Front Cover Page of Prospectus

2. Please revise the third paragraph to clarify that you believe the third party data which you cite are accurate.

Prospectus Summary, page 1

3. Please revise to include a brief summary of your company from the standpoint of a person considering an investment decision in it now. You may retain the historical information but place it at the end. How do you plan to make money? What are the most material risks? Present a brief summary of material information about your company. If you are able to know whether it is likely or not that the Incentive Target discussed on page 32 will be met, consider putting that in the summary.

4. Please revise to discuss the potential reduction in market price related to the resale of shares registered in this offering and the dilution, reduction in voting power, and decrease in the share of any future dividends resulting from the issuance of shares to Spring Fortune.

Risk Factors, page 12

5. If possible, add information to the first risk factor which might let investors gauge how likely the possibility that one of your promoter's licenses might not be renewed.

6. If possible violations of the Foreign Corrupt Practices Act are a risk, please add a risk factor about it and say what you are doing to prevent such a violation.

7. Please include a risk factor indicating, if true, that affiliates of Spring Fortune currently have a controlling interest in the company, and that, depending on the amount of resales, the interest of Spring Fortune and its affiliates could actually increase as the result of the issuance of shares to Spring Fortune.

8. Please address risks arising from gaming promoters' joint liability, as discussed on page 47.

If AGRL's VIP gaming promoters fail to maintain effective policies, page 15

9. If you are able to provide additional information which would help investors understand the magnitude or importance of the risks described in this section, please do so.

AGRL is subject to junket agent and collaborator credit risk, page 16

10. Please revise to further describe the credit risk to which you are exposed, including average loan amount and duration and known historical rates of default, if possible. Additionally please clarify whether members of management are no longer personally making loans to junket agents and collaborators.

Agreements for concessions or sub-concessions to operate, page 19

11. Please revise to clarify when the "fifteenth year of the concessions or sub-concessions" will occur for the casinos in which your VIP gaming promoters are located.

12. Please revise to clarify any differing consequences arising from "serious events of default" in the first sentence of the second paragraph and "any event of default" in the second to last sentence of the second paragraph. Additionally, it is unclear whether the discussion describes events of default, given that the second sentence of the second paragraph begins with "[i]n addition…." Accordingly, please revise to state the events of default or advise.

Consideration, page 32

13. We note that, pursuant to the purchase agreement, you paid consideration to Spring Fortune and three of its designees. Please identify the three designees and provide us with a schedule of how the 10,350,000 shares were allocated. Tell us whether the 4,210,000 shares (and/or any subsequent issuances of incentive shares) will be similarly allocated.

Redemption and Repurchase of Public Shares, page 34

14. We assume that the holders of public shares that were either redeemed or repurchased retained their warrants. Please confirm, or advise supplementally.

The Macau Gaming Industry, page 35

15. Please revise to give the annual growth rate mentioned in the fourth paragraph by year rather than as a CAGR.

Demand for Gaming and Gaming-Related Services, page 37

16. Please balance your discussion of Chinese government policies expected to have a "positive influence" on the gaming industry of Macau with discussing the various travel restrictions the Chinese government placed on its citizens traveling from mainland China to Macau, as discussed on page 19. Additionally please revise the reference on page 45 to "the liberalization of restrictions on travel to Macau from mainland China" in light of your disclosure on page 19.

17. Please balance the second to last paragraph on page 37 to indicate that there is no guarantee that the economic growth in China will continue at its historic pace.

AGRL's Gaming Operations, page 41

18. Refer to the diagram of AGRL's corporate structure and relationships with its VIP gaming promoters that are "currently active." It appears, from the disclosures on page 42 and elsewhere in your narratives, that you have no operations and earn no revenues in Jeju. If true, please add a footnote to the diagram that states this fact. In this regard, if operations at the Hyatt Regency Casino have not yet begun, please disclose this fact and indicate when you anticipate that operations will begin. Alternatively, if operations have ceased, please disclose this fact and indicate when and why this occurred.

Profit Interest Agreements, page 43

19. Please revise to further explain the statement on page 44 that "the favorable risk/reward of the commission model in Macau offers more stability than the capital risk of the win/loss split model used in Jeju."

Competition, page 44

20. Please remove the reference to management's "proven track record," as such marketing language is not appropriate.

Business Strategy, page 45

21. We note that you state that AGRL's VIP gaming promoters "are applying" a number of strategies. Please revise to clarify what concrete steps you have taken so far for each strategy.

Regulations Relating to Macau Gaming Law, page 46

Law No. 5/2004, page 46

22. Please tell us how junket agents and collaborators are able to extend credit to patrons and how VIP gaming promoters are able to extend credit to junket agents and collaborators under this law.

Unaudited Consolidating Pro Forma Financial Information, page 62

23. Refer to the updated financial statements for the six months ended June 30, 2010 on page FS-64. As the period in which the acquisition occurred has now been presented in the filing, the pro forma financial information may be omitted. Instead, the historical financial statements for all periods presented should now be those of the acquiring enterprise (the accounting acquirer). Please revise your filing accordingly or advise.

Independent Auditors, page 69

24. We note that the acquirer and the acquiree had different accountants. It appears
that disclosures are required pursuant to Part I, Item 4(d) of Form F-1. Please
revise to include the information required under Item 16F of the Form 20-F or
advise.

Compensation Components, page 72

25. Please revise your discussion to address the compensation disclosures made on
page 73 regarding Ms. Lee and Messrs. Leong, Li, Lam, and Vong and to indicate
when you intend to take the anticipated actions discussed on page 72.

Taxation, page 75

U.S. Holders, page 76

Taxation of Distributions Paid on Ordinary Shares, page 76

26. We note the statement on page 76 that your ordinary shares and warrants are
currently traded on the OTCBB. To the extent that your statement on page 27 is
correct that "[o]ur ordinary shares and warrants have traded on the Nasdaq Global
Market," please make appropriate revisions to your Taxation discussion.

Beneficial Ownership of Securities, page 81

27. Please revise here and the "Our History and Business," "Shares Eligible for
Future Sale" and "Selling Security holders" sections to identify the designees of
Spring Fortune to the extent known.

Asia Entertainment & Resources Limited – Periods Ended June 30, 2010

Note 1 – Organization and Business of Companies

Basis of Presentation, page FS-68

28. Please tell us more about the arrangements of AGRL with the "Promoter
Companies" both prior and subsequent to February 2, 2010. In this regard, we
note that AGRL did not consolidate these companies prior to the acquisition date,
either as VIEs or as a consolidation of entities controlled by contract. Please
explain their relationship to AGRL prior to the acquisition date, supplementally
and in detail.

29. In this regard, reference is made to the audited financial statements of AGRL (pages FS-23 through FS-35). Although the financial statements appear to be those of a development stage company, it appears from the accompanying footnotes that AGRL consolidated (and/or engaged in significant transactions with) the promoter companies during the periods for which the historical financial statements have been presented. To facilitate our understanding of your presentation, please further explain the business purpose of AGRL and its operational activities from its inception in fiscal 2007 to the date of the acquisition on February 2, 2010. We are particularly interested in its relationship to, and transactions with, the promoter companies during this period. Also tell us whether the subsidiaries of AGRL existed during this period and but were inactive. We may have further comments upon review of your response.

30. Please provide us with a schedule of the shareholders of AGRL at the acquisition date. Identify each shareholder and state the number of share held.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page FS-74

31. We note that revenue is calculated and recorded monthly. We assume that the promoter companies' shares of monthly revenue are calculated by the concessionaires and subconcessionaires and that revenue is recorded by the companies when this information has been provided. If true, please expand your disclosures to explain this fact. Alternatively, please explain when revenue is recognized and recorded.

32. You state that revenue will be recognized differently under the revised Sang Heng gaming promotion agreement. We note that management expects less fluctuation under the fixed commission revenue system. Please also tell us whether you would expect aggregate revenue to significantly increase or decrease under this system and, if so, quantify the anticipated change.

Note 6 – Loans Payable, Shareholders, page FS-78

33. We note that Mr. Lam and Mr. Vong guaranty to AGRL the repayment of the loans made by AGRL to the promoter companies. Please tell us whether AGRL has the legal right to offset any such amounts against the loans payable to these shareholders. Clarify this matter in your footnotes as well.

General

34. As it appears that results for the third quarter are available, we assume that you will update the filing accordingly.

35. Updated consents should be included with any amendment to the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Fax: (212) 407-4990